10-5-2004

SEC MAIL PROCESSING SECTION RECEIVED SEP 3 0 2004 185 WASH., D.C.

30 10/4/04

SECURITIES 04013339 ON
Washington, D.C.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
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SEC FILE NUMBER
8- 52027

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING August 1, 2003 (MM/DD/YY) AND ENDING July 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Astor Capital, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9595 Wilshire Blvd., Suite 700
(No. and Street)

Beverly Hills, CA 90212
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jacques Tizabi, Managing Partner 310 273-2661
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

10680 W. Pico Blvd., Suite 260, LACA 90064
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
OCT 0 6 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jacques Tizabi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Astor Capital, Inc., as of July 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARY ANA SORRENTINO
Comm. # 1346893
NOTARY PUBLIC - CALIFORNIA
Los Angeles County
My Comm. Expires March 17, 2008

Mary Ana Sorrentino
Notary Public

Signature

Pres.
Title

State of California
County of Los Angeles
Subscribed and sworn (or affirmed) to before me this 28th day of September, 2004
Mary Ana Sorrentino
(Signature of Notary)

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition ~~with respect to methods of consolidation~~.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - JULY 31, 2004

ASTOR CAPITAL, INC.
9595 Wilshire Blvd., Suite 700
Beverly Hills, CA 90212

CONTENTS

PART I

ELIZABETH TRACTENBERG CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Astor Capital, Inc.
Beverly Hills, California

I have audited the accompanying statement of financial condition of Astor Capital, Inc.as of July 31, 2004 and related statements of income, cash flows, and changes in stockholders' equity for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of Astor Capital, Inc's. management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of Astor Capital, Inc. as of July 31, 2004 and the results of its operations, cash flows and stockholders' equity for the year then ended in conformity with accounting principles generally accepted in the United States.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplementary Information on pages 10 to 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements but includes supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
September 23, 2004

10680 WEST PICO BOULEVARD, SUITE 260, LOS ANGELES, CA 90064
3832 SHANNON ROAD, LOS ANGELES, CA 90027-1442
PHONE (323) 669-0545 FAX (323) 669-0575 CELL PHONE (310) 435-0746 EMAIL TRACTENBERG@SBCGLOBAL.NET

ASTOR CAPITAL, INC.
STATEMENT OF FINANCIAL CONDITION
JULY 31, 2004

ASSETS

Cash	$	76,614
Securities, at market value		7,847
Clearing broker deposit		10,007
Investments		25,000
Property and equipment, at cost, net of accumulated depreciation of $6,342		6,911
Capital lease, net of amortization of $44,581		30,320
Deposits		5,000
Stockholders' advances		298,810
TOTAL ASSETS	$	460,509

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES				
Accounts payable and accrued expenses			$	46,310
Accrued dividends on preferred shares				35,817
TOTAL LIABILITIES				82,127
STOCKHOLDERS' EQUITY				
Preferred stock - $20 par value, 10,000 shares authorized, 9,948 shares issued and outstanding, liquidation value $20 per share plus all accrued and unpaid dividends	$	198,960		
Common stock, no par value, 100,000 shares authorized; 1,000 shares issued and outstanding		1,000		
Retained earnings		178,422		378,382
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY			$	460,509

See accompanying notes to financial statements

ASTOR CAPITAL, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED JULY 31, 2004

REVENUES	
Consulting fees	$ 752,318
Commissions	14,740
Interest income	15
TOTAL REVENUES	767,073
OPERATING EXPENSES - see page 8	700,789
INCOME BEFORE TAX PROVISION	66,284
INCOME TAX PROVISION	15,966
NET INCOME	$ 50,318

See accompanying notes to financial statements

ASTOR CAPITAL, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED JULY 31, 2004

	Common Stock Shares	Common Stock	Preferred Stock Shares	Preferred Stock	Retained Earnings	Total
Balance, July 31, 2003	1,000	$ 1,000	9,948	$ 198,960	$ 140,042	$ 340,002
Net Income					50,318	50,318
Dividends - cumulative preferred stock at $1.20 per share					(11,938)	(11,938)
Balance, July 31, 2004	1,000	$ 1,000	9,948	$ 198,960	$ 178,422	$ 378,382

See accompanying notes to financial statements

ASTOR CAPITAL, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JULY 31, 2004

Cash Flows from Operating Activities:		
Net income	$	50,318
Depreciation and amortization		17,465
Changes in operating assets and liabilities:		
Commissions receivable		522
Deposits		(5,000)
Accounts payable and accrued expenses		10,787
Stockholders' advances		(54,172)
Net Cash Provided by Operating Activities		19,920
Cash Flows from Investing Activities:		
Money market		(9)
Clearing broker deposit		(7)
Purchase of property and equipment		(9,500)
Cash Flows Used for Investing Activities		(9,516)
Cash Flows from Financing Activities:		
Capitalized lease obligations paid		(14,997)
Dividends paid on preferred stock		0
Cash Flows Used by Financing Activities		(14,997)
Net deccrease in cash		(4,593)
Cash at beginning of the year		81,207
Cash at July 31, 2004	$	76,614
Supplemental Cash Flow Information		
Cash paid for interest	$	5,183
Cash paid for income tax	$	22,303

See accompanying notes to financial statements

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Astor Capital, Inc. (the Company) has been approved as a registered broker-dealer with the Securities and Exchange Commission under SEC Rule 15(b) as of September 7, 1999. The Company was incorporated August 5, 1997, and its membership in the NASD was approved February 29, 2000. The Company entered into an agreement with a clearing broker whereby the Company does not carry customer accounts. The Company introduces and forwards, as a broker, all transactions and accounts of customers to the clearing broker who carries such accounts on a fully disclosed basis. The Company forwards all funds and securities received in connection with its activities as a broker or dealer directly to the clearing broker and does not hold funds or securities for or owe funds or securities to customers.

Property, Equipment and Depreciation

Property and equipment are carried at cost. Depreciation is calculated on the accelerated methods over estimated economic lives of 3 to 7 years.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions. See the computation of net capital requirements following these Notes to Financial Statements.

Note 3 - Clearing Broker Deposit

The Company has an agreement with a clearing broker which requires a minimum deposit of $10,000.

Note 4 - Securities Investments

Marketable securities consist of trading and investment securities at quoted market values. The current balance is invested in a money market fund.

Note 5 - Stockholders' Advances

Astor Capital advances funds to its stockholders in exchange for noninterest bearing demand notes from the stockholder. Amounts advanced as of July 31, 2004 were:

Ahmad Ali Moussavi	$152,964
Jacques Tizabi	145,846
	$298,810

Note 6 - Provision for Income Taxes

The Company's fiscal year ends July 31, 2004. The provision for income taxes for the year consists of the following:

Federal	$ 10,106
State	5,860
	$ 15,966

Note 7 - Preferred Stock

The Company has 9,948 shares of Preferred Stock outstanding. Holders of the Preferred Shares are entitled to receive cumulative cash dividends at the annual rate of $1.20 per share payable quarterly, when and if declared by the Board of Directors. The Preferred Stock is redeemable at $20 per share.

Note 8 - Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 9 - Computation of Determination of Reserve Requirements per Rule 15c3-3.

A computation of reserve requirements is not applicable to the Company as the Company qualifies for exemption under Rule 15c3-3 (K) (2) (B).

Note 10 - Information Relating to Possession or Control Requirements per Rule 15c3-3.

Information relating to possession or control requirements is not applicable to the Company as the Company qualifies for exemption under Rule 15c3-3 (K) (2) (B).

ELIZABETH TRACTENBERG CERTIFIED PUBLIC ACCOUNTANT

Independent Auditor's Report on Supplemental Information

Astor Capital, Inc.
Beverly Hills, California

My report on my audit of the basic financial statements of Astor Capital, Inc. for July 31, 2004 was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedules of operating expenses on Page 9 are presented for the purposes of additional analysis and are not a required part of the basic financial statements. Such information has not been subjected to the auditing procedures applied in the audit of the basic financial statements and, accordingly, I express no opinion on them.

Elizabeth Tractenberg, CPA
Los Angeles, California
September 23, 2004

10680 WEST PICO BOULEVARD, SUITE 260, LOS ANGELES, CA 90064
3832 SHANNON ROAD, LOS ANGELES, CA 90027-1442
PHONE (323) 669-0545 FAX (323) 669-0575 CELL PHONE (310) 435-0746 EMAIL TRACTENBERG@SBCGLOBAL.NET

ASTOR CAPITAL, INC.
SCHEDULE OF OPERATING EXPENSES
FOR THE YEAR ENDED JULY 31, 2004

OPERATING EXPENSES

Depreciation and amortization	$	17,465
Insurance		12,702
Interest expense		5,183
Legal and professional		186,599
Miscellaneous expenses		16,723
Office expenses		8,870
Rent and parking		44,659
Salaries		196,849
Taxes and licenses		17,264
Telephone		13,429
Travel and entertainment		181,046
TOTAL OPERATING EXPENSES	$	700,789

See accompanying notes to financial statements

ASTOR CAPITAL, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT
TO RULE 15c3-1
JULY 31, 2004

COMPUTATION OF NET CAPITAL

Total ownership equity from statement of financial condition	$	378,382
Nonallowable assets and haircuts		(366,398)
NET CAPITAL	$	11,984

COMPUTATION OF NET CAPITAL REQUIREMENTS

Minimum net aggregate indebtedness - 6.67% of net aggregate indebtedness	$	5,475
Minimum dollar net capital required	$	5,000
Net Capital required (greater of above amounts)	$	5,475
EXCESS CAPITAL	$	6,509
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$	3,772

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities	$	82,127
Aggregate indebtedness to net capital		685.33%

RECONCILIATION

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

NET CAPITAL PER COMPANY'S COMPUTATION	$	11,980
VARIANCE -		
Rounding		4
NET CAPITAL PER AUDITED REPORT	$	11,984

See accompanying notes to financial statements

ASTOR CAPITAL, INC.
NON-ALLOWABLE ASSETS
JULY 31, 2004

NON-ALLOWABLE ASSETS		
Investments and advances	$ 25,000	
Property and Equipment, at cost, net of accumulated depreciation of $6,342	6,911	
Capital lease, net of amortization of $44,581	30,320	
Deposits	5,000	
Loans to stockholders	298,810	366,041
HAIRCUTS		
Money market	357	357
TOTAL		$ 366,398

See accompanying notes to financial statements

PART II

ASTOR CAPITAL, INC.

STATEMENT OF INTERNAL CONTROL

JULY 31, 2004

ELIZABETH TRACTENBERG CERTIFIED PUBLIC ACCOUNTANT

Report of Independent Accountant
on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
Astor Capital, Inc.
Beverly Hills, California

In planning and performing my audit of the financial statements of Astor Capital, Inc. (hereafter referred to as the "Company") for the year ended July 31, 2004, I have considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practice and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (aggregate debts) and net capital under rule 17a-5(a)(11) and for determining compliance with the exemptive provisions of Rule 15c-3. I did not review the practice and procedures followed by the Company: (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by Rule 17a-13; (2) in complying with the Governors of Federal Reserve System; or (3) in obtaining and managing physical possession or control of all fully paid and excess margin securities of customers, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The Management of the Company is responsible for establishing and maintaining an internal control structures and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practice and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide responsibility and safeguard against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles.

10680 WEST PICO BOULEVARD, SUITE 260, LOS ANGELES, CA 90064
3832 SHANNON ROAD, LOS ANGELES, CA 90027-1442
PHONE (323) 669-0545 FAX (323) 669-0575 CELL PHONE (310) 435-0746 EMAIL TRACTENBERG@SBCGLOBAL.NET

Board of Directors
Astor Capital, Inc.
Beverly Hills, California

Rule 17a-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weakness under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk the terrors or irregularities in amounts that would be material in relationship to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the accounting system and control procedures that I considered to be material weaknesses as defined above. In addition, the Company, was in compliance with the exemptive provisions of Rule 15c3-3 as of July 31, 2004 and no facts came to my attention indication that such conditions had not been complied with during the year then ended.

I understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at July 31, 2004 to meet the Commission's objectives.

This report is intended sole for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Regulation 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

Elizabeth Tractenberg, CPA
Los Angeles, California
September 23, 2004